Exhibit 99.1

News Release September 18, 2026

Santacruz Silver Acquires New 500-Tonne-Per-Day Milling Facility to Unlock Further Production Growth in Bolivia

Acquisition Provides Dedicated Processing Capacity for San Lucas While Releasing Additional Capacity Across Existing Mines

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ: SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) is pleased to announce that it has completed the acquisition of a 500-tonne-per-day (“tpd”) milling facility located in Bolivia, comprising two 250-tonne-per-day processing circuits, each equipped with selective flotation systems for the recovery of lead and zinc with high-grade silver contents. The newly acquired facility will be solely dedicated to processing ore sourced through the Company’s wholly-owned Bolivian subsidiary, San Lucas, providing additional milling capacity to support continued expansion of its third-party ore-sourcing business.

By transitioning materials from San Lucas to the acquired facility, Santacruz will free up capacity at its existing three mine processing facilities, allowing the Company to advance its mine development plans and increase production from its own operations in Bolivia without internally competing for available processing capacity.

Strategically located approximately 5 kilometres from Santacruz’s Reserva mine, part of the Company’s Caballo Blanco group of mines, the acquired facility provides logistical and operational advantages as Santacruz continues to develop and expand its Bolivian asset base. The acquisition also strengthens Santacruz’s vertically integrated operating model in Bolivia by providing greater flexibility and control over the processing of third-party sourced ore. Together with the Company’s existing facilities, it establishes an expanded processing platform in one of Santacruz’s key operating districts, supporting longer-term production and development plans.

The facility is expected to be commissioned during the fourth quarter of 2026 and to reach commercial production by year-end 2026. Commissioning activities will include the testing and optimization of the milling and selective flotation circuits, followed by the ramp-up of operations toward commercial production. The total investment in the milling facility is expected to be approximately US$14 million, inclusive of acquisition, commissioning and all costs required to bring the facility to commercial production.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “This acquisition is a win-win for Santacruz’s operating platform. The addition of 500 tpd of milling capacity gives San Lucas a clear path to continue increasing its volumes, while freeing up capacity at our existing milling facilities for ore from our own mines. This will allow our mining operations to advance their development and production growth plans without being constrained by milling capacity. This is exactly the type of operating leverage we look for at Santacruz—one investment that allows two parts of our business to grow at the same time.”

Mr. Préstamo continued: “The new facility also creates a significant opportunity to accelerate growth across our Bolivian operations. We expect the additional processing capacity, together with ongoing mine development, operational optimization initiatives and increased ore availability, to support continued production growth across Santacruz’s platform. As a result, we anticipate increased consolidated production in 2027, while San Lucas is expected to further expand its standalone production, demonstrating the scalability and operating leverage of the Company’s vertically integrated Bolivian platform. Importantly, this acquisition is consistent with Santacruz’s strategy of leveraging our existing infrastructure, expanding processing capacity and maximizing production growth while maintaining a disciplined approach to capital allocation.”

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Transaction Details

The Company has paid US$4.6 million toward the US$9.2 million total purchase price, with the remaining US$4.6 million payable on November 8, 2026, one month following receipt of the milling facility, expected on October 8, 2026. A further US$4.8 million will be allocated to milling upgrades and working capital through commissioning and the achievement of commercial production.

About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Eduardo Torrecillas

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Cautionary and Forward-Looking Statements

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements regarding the expected commissioning and commercial production timeline for the newly acquired milling facility, the anticipated total investment of approximately US$14 million, the expected increase in processing capacity and its impact on production growth, the freeing up of capacity at existing mine processing facilities, anticipated increased consolidated production in 2027, and the expected expansion of San Lucas’s standalone production.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the acquired milling facility will be commissioned on schedule and achieve commercial production by year-end 2026, that the total investment will not materially exceed the anticipated US$14 million, that the transition of San Lucas ore to the new facility will proceed as planned, and that market conditions will support continued production growth. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, the risk that the commissioning of the milling facility may not be completed on the anticipated timeline or at all, that costs may exceed expectations, that the facility may not achieve the expected processing capacity, and that market, operational or regulatory conditions may adversely affect production growth plans.

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbour.

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